

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Via E-mail
Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

> **Re: CollPlant Holdings Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 1, 2015**
> **CIK No. 0001631487**

Dear Mr. Tal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your reply to prior comment 1. Please revise your disclosure under "Price Range of Our Ordinary Shares" on page 58, or elsewhere as appropriate, to include the substance of your reply.

Overview, page 1

2.   We note your response to prior comment 4 that the term "registration trial" is used generically to refer to trials that you plan to use to support marketing authorization, "whether that is an approval from the FDA, marketing authorization from the EMA or a CE Mark." As the types of approval or authorization by these bodies can vary widely in terms of what must be proven in clinical trials supporting an application, please revise the

disclosure on pages 19, 68, 82, 92 and 94 to indicate what authorization or approval you are seeking based on the results of that specific trial.

Advantages of our rhCollagen, page 2

3.   We note your response to comment 7. Where you disclose that the advantages described here were demonstrated in certain testing, please expand your disclosure to describe briefly the specific testing or studies that demonstrated these results, who conducted the testing or studies, and how the testing or studies were designed.

Our Product Candidates, page 5

4.   We note your response to comment 6. Please expand to describe the size of the pre-clinical study with rats.

Management's Discussion and Analysis…, page 68

5.   We note your response to prior comment 14. With a view toward clarified disclosure, please expand your response to explain why it is currently uncertain as to how your intellectual property rights would be impacted by your collaboration with Pfizer and the current collaborator.

6.   We note your response to comment 16. Please expand to disclose the nature of the "pre-clinical studies" you conducted with two of your product candidates. What were the size and scope of those studies? Please explain what you mean when you describe "successful interim results" for your VergenixFG candidate. What constituted success for those studies?

Certain Relationships and Related Party Transactions, page 138

7.   We note your response to prior comment 26. Please expand your disclosure to clarify the basis on which Yissum is a related party. Please also expand your response to address why, in light of the nature of the relationship with Yissum as a related party, you believe those agreements are not material in significance such that they do not need to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Principal Shareholders, page 141

8.   We note your revisions in response to prior comment 27. It is unclear why you are unable to determine the individuals who have voting and dispositive power over the shares held by the Van Leer Foundation Group. For example, is there a board of directors of the foundation whose individual members may have such investment control?

You may contact Kristin Lochhead at 202-551-3664 or Gary Todd, Senior Accountant, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Mary Beth Breslin, Senior Attorney, at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Mark S. Selinger, Esq.